SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 28, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Company	Publicly-held Company
Corporate Tax ID (CNPJ/MF): 76.535.764/0001-43	Corporate Tax ID (CNPJ/MF): 02.570.688/0001-70
Company Registry (NIRE): 53.3.0000622 - 9	Company Registry (NIRE): 53.3.0000581 - 8

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A., jointly referred to as “Brasil Telecom”, in compliance with item 4 of article 157 of Law 6.404/76 and CVM Instruction 358/02, as amended, hereby transcribe the Material Facts disclosed by their shareholders on April 25th 2008, as follows:

“INVITEL S.A
Publicly-held Company
Corporate Tax ID(CNPJ/MF) 02.465.782/0001 -60
Company Registry (NIRE) 33.3.0016765 -0

MATERIAL FACT

INVITEL S.A. (“Invitel” or “Company”) informs the market, pursuant to item 4 of article 157 of Law 6.404/76 and CVM Instruction 358/02, as amended, the following:

On this date, a Share Purchase Agreement was executed (“Contract”) by and between, as Sellers, Investidores Institucionais Fundo de Investimento em Participações, Citigroup Venture Capital Internacional Brazil, L.P., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação 14 de Previdência Privada, Fundação Petrobrás de Seguridade Social – PETROS, Telos – Fundação Embratel de Assistência e Seguridade Social, Fundação dos Economiários Federais – FUNCEF, Opportunity Fund, Opportunity Lógica Rio Consultoria e Participações S.A., Opportunity Asset Administradora de Recursos de Terceiros Ltda., Opportunity Invest II Ltda., Opportunity Investimentos Ltda., Opp I Fundo de Investimentos em Ações, Opportunity Lógica II Fundo de Investimento em Ações, International Markets Investments, C.V., Luxor Fundo de Investimento Multimercado, Timepart Participações Ltda. (all the above mentioned parties are herein jointly referred to as “SELLERS”), and, as the Seller Agent, Banco de Investimentos Credit Suisse (Brasil) S.A. (“BUYER”), with the intervenience of Telemar Norte Leste S.A. (“TNL”), Invitel and Solpart Participações S.A. (“SOLPART”).

Under the Agreement, the Seller, as the agent of TNL, contracted, subject to the conditions listed below, the acquisition of 100% of the shares issued by Invitel, held by the Sellers (“Shares”), for the total amount of R$ 4,982,388,785.42, adjusted according to the accrued variation of the Interbank Deposit Certificates – DI daily average rates, from which the net debt of Invitel shall be deducted. The final sale value will be assessed upon

Página 1 de 7

fulfillment of the suspensive conditions relative to the conclusion of the hereby announced transaction. Also through the Agreement, the Purchaser acquired common shares in Brasil Telecom Participações S.A. (“BrT Part”), all subject to the shareholders’ agreement of the controlling block of BrT Part, directly held by some SELLERS, for the total amount of R$ 881,107,005.98, equivalent to R$ 72,3058316215 per share.

Invitel holds 99.99% of the shares issued by Solpart, a closely-held company, which holds 51.41% of the voting capital and 18.93% of the capital stock of BrT Part.

BrT Part is the publicly-held company that holds 99.09% of the common shares and 38.83% of the preferred shares issued by Brasil Telecom S.A. (“BrT”), corresponding to 65.64% of the capital stock of BrT, which in turn is the publicly-held company that holds the concession for switched fixed telephone system services, provided under a public regime, operating in Area II, as defined in the General Grant Plan, established by Decree 2.534 of 04.02.1998 (“PGO”).

The hereby agreed Share transfer is subject to: (i) a suspensive condition represented by the previous approval of the National Telecommunications Agency – ANATEL, pursuant to Article 97 of Law 9.472, of 07.16.1997 (General Telecommunications Law – LGT); and (ii) a resolutive and suspensive condition consisting of the carrying out, by the Buyer, of a Public Offering for acquisition of the voting shares issued by BrT Part and BrT, pursuant to Article 254-A of Law 6.404 of 12.15.1976.

At present, the telecommunications sector’s regulation limits the acquisition of the share control of an STFC (Fixed Telephony Switched Services) concessionaire by another STFC (Fixed Telephony Switched Services) concessionaire operating in a different region determined by the General Grant Plan, a restriction which may be lifted by the exercise of the discretionary competence by the National Telecommunications Agency - ANATEL, foreseen in article 202, item 1, of Law 9.472, of 07.16.1997 (General Telecommunications Law – “LGT”, as amended), if it understands that the same is no longer necessary for the fulfillment of the General Grant Plan’s goals.

The Brazilian Association of Fixed Telephony Switched Services Concessionaires – ABRAFIX requested ANATEL to revise the rules that pose such restriction, including by means of a proposed amendment to the General Grant Plan - PGO, explicitly allowing the acquisition of a concessionaire by another concessionaire operating in a distinct region.

The Communications Ministry forwarded to ANATEL the Official Letter 11/2008/MC, providing for the National Telecommunications Policy guidelines, and recommends among other initiatives targeted at the development of the sector and competition development, the removal of the prohibition, provided for in articles 7 and 14 of PGO, which prohibit the transfer of share control or concession that results in the direct or indirect control, by the same shareholder or group of shareholders, of concessionaires acting in different Regions relative to the PGO, allowing for the integration of the STFC networks and the geographical consolidation among Regions.

As previously informed, and by reason of the above mentioned regulatory descriptions, the hereby agreed transfer of Shares is subject to the suspensive condition, represented by the previous approval of the National

Página 2 de 7

Telecommunications Agency – ANATEL, pursuant to Article 97 of Law 9.472, of 07.16.1997 (General Telecommunications Law – LGT), within a maximum term of 240 days as from this date.

The Buyer and/or TNL will not exercise, until consummation of the contracted purchase and sale, any type of interference or influence on the administration of the corporate activities of Invitel, Solpart, BrT Part, BrT, or any of their respective direct or indirect subsidiaries.

The Buyer operates, within the scope of the said Contract, as the agent of TNL, for the purpose of acquiring the Shares, pursuant to articles 693 to 709 of the Civil Code. The rights, obligations and responsibilities of the Buyer will be transferred to TNL as soon as the General Grant Plan - PGO undergoes the above mentioned changes.

The operation contemplated by this Material Fact will be presented to the bodies that compose the Brazilian Competition Defense System, within the term and in the form established by the pertinent legislation.

The Company’s administration will keep the market and its shareholders informed about the implementation of the above mentioned conditions and occurrence of any new material facts.

Rio de Janeiro, April 25th 2008.

INVITEL S.A
Mariana Sarmento Meneghetti
Investor Relations Officer”

“ZAIN PARTICIPAÇÕES S.A.	INVITEL S.A
Publicly-held Company	Publicly-held Company
Corporate Tax ID(CNPJ/MF) 02.363.918/0001-20	Corporate Tax ID(CNPJ/MF)02.465.782/0001-60
Company Registry (NIRE 33.3.0027822-2	Company Registry (NIRE) 33.3.0016765-0

DALETH PARTICIPAÇÕES S.A.	OESTE PARTICIPAÇÕES S.A.
Publicly-held Company	Publicly-held Company
Corporate Tax ID(CNPJ/MF) 02.312.604/0001-07	Corporate Tax ID(CNPJ/MF) 02.062.753/0001-57
Company Registry (NIRE) 33.3.0016648-3	Company Registry (NIRE) 33.3.0016583-5

ARGOLIS HOLDINGS S.A.
(new corporate name of TECHOLD PARTICIPAÇÕES S.A.)
Publicly-held Company
Corporate Tax ID(CNPJ/MF) 02.605.028/0001-88
Company Registry (NIRE) 33.3.0026046-3

MATERIAL FACT

ZAIN PARTICIPAÇÕES S.A. (“Zain”), INVITEL S.A. (“Invitel”), DALETH PARTICIPAÇÕES S.A. (“Daleth”), OESTE PARTICIPAÇÕES S.A. (“Oeste”) and ARGOLIS HOLDINGS S.A. (“Argolis Holdings”) jointly referred to as “Companies”, hereby inform the market that, in compliance with the provision contained in item 4 of article 157 of Law 6.404/76 and CVM Instruction 358/02 as amended, on the present date, several documents were executed among the parties, with the purposes described below:

Página 3 de 7

(i) PRIVATE INSTRUMENT OF OWNERSHIP INTEREST JOINT SELLING RIGHTS, entered by and between: (i) Opportunity Fund, Opportunity Lógica Rio Consultoria e Participações Ltda., Opportunity Asset Administradora de Recursos de Terceiros Ltda., Opportunity Invest II Ltda., Opportunity Investimentos Ltda., Opp I FIA, Opportunity Lógica II FIA, Luxor FIM, International Markets Investments, C.V., Timepart Participações Ltda. (“Timepart”), Opportunity Consultoria Ltda.; (ii) Investidores Institucionais Fundo de Investimento em Participações (“II FIP”); (iii) Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (“Previ”), Fundação Petrobras de Seguridade Social – PETROS (“Petros”), Fundação dos Economiários Federais – FUNCEF (“Funcef”), Fundação 14 de Previdência Privada (“Fundação 14”); (iv) Citigroup Venture Capital International Brazil LLC (“CVCIB LLC”), Citigroup Venture Capital International Brazil L.P. (“CVCIB LP”), International Equity Investments LLC, Tele Fundo de Investimento em Ações (“Tele FIA”), Priv Fundo de Investimento em Ações (“Priv FIA”), Rio Bogan Empreendimentos e Participações Ltda. (“Rio Bogan”); and (v) Zain, Invitel, Solpart Participações S.A. (“Solpart”), Argolis Holdings, Lexpart Participações S.A. (“Lexpart”), Oeste and Daleth. PURPOSE: to ensure the joint disinvestment (tag along) of the signatories to the instrument, relative to their investments in the corporate structures of Brasil Telecom S.A. (“Brasil Telecom”), Telemar Norte Leste S.A. (“Telemar”), Concessão Metroviária do Rio de Janeiro S.A. and Sanepar Companhia de Saneamento do Paraná.

(ii) SHARE PURCHASE AGREEMENT,executed by and between (i) II FIP; (ii) CCVIB L.P., Priv FIA, Tele FIA; (iii) Previ, Fundação 14, , Petros, TELOS – Fundação Embratel de Assistência e Seguridade Social (“Telos”), Funcef; (iv) Opportunity Fund, Opportunity Lógica Rio Consultoria e Participações Ltda., Opportunity Asset Administradora de Recursos de Terceiros Ltda., Opportunity Invest II Ltda., Opportunity Investimentos Ltda., Opp I Fundo de Investimentos em Ações, Opportunity Lógica II Fundo de Investimento em Ações, International Market Investments, C.V., Luxor Fundo de Investimento Multimercado e Timepart Participações Ltda; and Banco de Investimentos Credit Suisse (Brasil) S.A., with the intervenience of Telemar, Invitel and Solpart PURPOSE: sale of 100% of the shares making up the capital stock of Invitel, the controlling shareholder of Brasil Telecom Participações S.A. (“Brasil Telecom Participações”) and indirect controlling shareholder of Brasil Telecom, which was contemplated by the Material Fact also disclosed on this date;

(iii) SHARE PURCHASE AGREEMENT, executed by and between (i) II FIP; (ii) CVCIB L.P., Priv FIA, Tele FIA; (iii) International Market Investments, C.V., Opportunity Lógica Rio Consultoria e Participações Ltda., Opp I Fundo de Investimento em Ações, Opportunity Investimentos Ltda., Opportunity Invest II Ltda.; and Telemar Participações S.A., with the intervenience of Argolis Holdings, Lexpart, Opportunity Consultoria Ltda., Database Serviços Ltda., Multiconsult Investimentos Ltda. and Invitel. PURPOSE: sale of 100% of the shares issued by Argolis Holdings, holder of 100% of the shares issued by Lexpart, which in turn holds 10,275% of the shares issued by Telemar Participações S.A., contemplated by a Material Fact also disclosed on this date;

(iv) UMBRELLA TERMINATION AGREEMENT executed by and between (i) CVCIB LP, II FIP, Zain, Argolis Participações S.A (the former corporate name of Argolis Holdings, as successor by virtue of the partial spin-offs of Zain and Techold Participações S.A., and incorporation of the respective spun-off portions of the assets of Argolis), Futuretel S.A.; and: (ii) Opportunity Fund,Opportunity Invest II Ltda., Opp I Fundo de

Página 4 de 7

Investimento em Ações, Opportunity Asset Management Inc., Opportunity Equity Partners Ltd., Opportunity Equity Partners Administradora de Recursos Ltda., Santos Brasil Participações S.A. (as successor of 525 ParticipaçõesS.A. and Opportunity Leste S.A.) and Banco Opportunity. PURPOSE: terminate the Instruments called Umbrella Shareholders Agreement (also known as “Umbrella Termination Agreements”), executed on July 3rd 2002, amended and consolidated on August 8th 2003, and later amended on September 12th 2003, as well as the remaining agreements related to such agreements, legally terminating the same, without incurring any remaining obligation toward the signatories to the agreement.

(v) INSTRUMENT OF TERMINATION (OF THE SHAREHOLDERS’ AGREEMENT OF ZAIN), executed by and between: (i) CVCIB L.P; (ii) II FIP; (iii) Previ, Funcef and Petros, with the intervenience of International Equity Investments, LLC, Fundação 14, Telos and Zain. PURPOSE: to terminate the Shareholders’ Agreement of Zain, dated of March 9th 2005, as amended on June 29th 2005, which will be legally terminated, without incurring any remaining obligation toward the signatories to the agreement.

(vi) INSTRUMENT OF TERMINATION (OF THE SHAREHOLDERS’ AGREEMENT OF INVITEL), executed by and between: (i) Previ, Fundação 14, ; Petros, Telos and Funcef; (ii) Opportunity Fund; (iii) Zain; (iv) II FIP; (v) CVCIB LP, Priv FIA; Tele FIA, with the intervenience of Invitel, Techold Participações S.A. and Solpart. PURPOSE: to terminate the Shareholders’ Agreement of Invitel, dated of October 30th 1998, and amended on May 4th and May 10th 1999, which will be legally terminated, without incurring any remaining obligation toward the signatories to the agreement.

(vii) INSTRUMENT OF TERMINATION (OF THE SHAREHOLDERS’ AGREEMENT OF SOLPART), executed by and between: (i) Argolis Holdings; and (ii) Timepart, with the intervenience of Invitel, Opportunity Asset Management Ltda., Zain, Opportunity Equity Partners Administradora de Recursos Ltda., Telecom Holding S.A., Eduardo Cintra Santos, Privtel Investimentos S.A., Espólio de Luiz Raymundo Tourinho Dantas, Teleunion S.A. and Solpart. PURPOSE: to terminate the Shareholders’ Agreement of Solpart Participações S.A., dated of July 19th 1998, amended and consolidated on August 27th 2002, and later amended on April 28th 2005, and on December 5th 2007, which will legally terminated, without incurring any remaining obligation toward the signatories to the agreement.

(viii) INSTRUMENT OF TERMINATIONUNDER SUSPENSIVE CONDITION (OF THE VOTING AGREEMENT OF BRASIL TELECOM PARTICIPAÇÕES S.A.), executed by and between: (i) CVCIB L.P.; (ii) Solpart; (iii) Opportunity Lógica II Fundo de Investimento em Ações, Opp I Fundo de Investimento em Ações and Opportunity Fund. PURPOSE: to terminate the Voting Agreement of Brasil Telecom Participações S.A., dated of September 16th 2003. SUSPENSIVE CONDITION: the dissolution of this Instrument of Termination is conditioned to the occurrence of the first of the following events: (a) implementation of all conditions for the effective transfer of the shares contemplated by the Share Purchase Agreement, mentioned in item (ii) above; or (b) termination of the said Share Purchase Agreement.

(ix) INSTRUMENT OF TERMINATION OF THE SHARE PURCHASE AGREEMENT OF ZAIN PARTICIPAÇÕES S.A., executed by and between: (i) CVCIB L.P., CVCIB LLC; (ii) Previ, Funcef, and Petros; and (iii) II FIP. PURPOSE: to

Página 5 de 7

terminate the Share Purchase Agreement for the shares issued by Zain Participações S.A. dated of March 9th 2005, by reason of the sale of the ownership interest held by the parties in the capital stock of Invitel, and consequently of the share control of Brasil Telecom.

(x) INSTRUMENT OF TERMINATION OF THE SHARE PURCHASE AGREEMENT OF ARGOLIS PARTICIPAÇÕES S.A., executed by and between: (i) CVCIB L.P Citigroup Venture Capital International Brazil, LLC; and (ii) Previ, Funcef, Petros, and II FIP. PURPOSE: to terminate the Share Purchase Agreement for the shares issued by Argolis Participações S.A., dated of March 9th 2005, by reason of the sale of by reason of the sale of the ownership interest held by the parties in the capital stock of Argolis Holdings and consequently of 10,275% of the shares issued by Telemar Participações S.A.

(xi) INSTRUMENT OF TERMINATION OF THE LETTER AGREEMENT, executed by and between: (i) II FIP; (ii) Previ, Funcef and Petros; and (iii) CVCIB L.P. and International Equity Investments Inc. PURPOSE: to terminate the Letter Agreement dated of March 9th 2005.

(xii) INSTRUMENT OF TERMINATION AND SETTLEMENT (OF THE SHARE PURCHASE AGREEMENT FOR THE SHARES ISSUED BY ARGOLIS PARTICIPAÇÕES S.A.), executed by and between (i) Previ, Funcef and Petros; and (ii) CVCIB L.P, CVCIB LLC and Priv FIA; PURPOSE: to terminate the Share Purchase Agreement for the shares issued by Argolis S.A., dated of December 03rd 2007.

(xiii) EXECUTION OF THE SHAREHOLDERS’ AGREEMENT OF INVITEL, by and between: (i) CVCIB LP, International Equity Investments LLC, Priv FIA, Tele FIA; (ii) II FIP; (iii) Previ, Fundação 14, Petros, Telos, and Funcef, with the intervenience of Invitel. PURPOSE: regulate the exercise of certain voting and preemptive rights in the acquisition of shares issued by Invitel held by the Parties, with effectiveness term is valid until the implementation of the sale contemplated by the agreement mentioned in item (ii) above; and

(ivx) EXECUTION of public instruments that formalize the procedural steps of certain litigations, the assumption of certain negative covenants, indemnity commitments and granting of certain settlements, executed by and between: (i) the shareholders of the Companies, among themselves; and (ii) the Companies and their shareholders.

Each of the above listed documents is independent, and is not linked to the other documents.

Rio de Janeiro, April 24th 2008

ZAIN PARTICIPAÇÕES S.A.	INVITEL S.A
Mariana Sarmento Meneghetti	Mariana Sarmento Meneghetti
Investor Relations Officer	Investor Relations Officer

DALETH PARTICIPAÇÕES S.A.	OESTE PARTICIPAÇÕES S.A.
Pedro Paulo Elejalde de Campos	Alberto Ribeiro Guth
Investor Relations Officer	Investor Relations Officer

Página 6 de 7

ARGOLIS HOLDINGS S.A.
(new corporate name of TECHOLD PARTICIPAÇÕES S.A.)
Mariana Sarmento Meneghetti
Investor Relations Officer”

Brasília, April 25th 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

Página 7 de 7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.